Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: October 20, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

The following was posted on Wachovia’s website.

Merger Q&A

SouthTrust

General Q&A Regarding the Merger

What is the rationale for the merger?

SouthTrust offers Wachovia a unique strategic fit because of the two organizations’ geographic overlap in a number of key states with high growth rates. We believe the proposed merger will allow the combined company to have greater potential for growth than either company would have likely achieved on a stand-alone basis. After the proposed merger is complete, Wachovia will have the #1 deposit market share in the southeastern United States and immediate scale in Texas.

Who is going to run the combined company?

Ken Thompson, Wachovia’s chairman and chief executive officer, will run the combined company. Wallace Malone, SouthTrust’s current chairman and chief executive officer, along with two other members of SouthTrust’s board of directors will join Wachovia’s board of directors after the transaction closes. Additionally, key executives and managers from both companies will make up the balance of the management team.

When will the merger transaction close?

The proposed transaction is expected to close in the fourth quarter of 2004 and is subject to normal regulatory approvals and approval by both companies’ shareholders.

Q & A for SouthTrust Shareholders

What will happen to my stock as a result of the merger?

Upon completion of the proposed merger, SouthTrust common stock will no longer be traded. SouthTrust shareholders will receive 0.89 shares of Wachovia common stock for each share of SouthTrust common stock. We refer to this 0.89 ratio as the “exchange ratio.” Wachovia will not issue fractional shares in the merger. Instead, we will pay cash for fractional common shares based on the NYSE closing price per Wachovia share on the trading day before the merger is completed.

How do I exchange my shares?

If you own your stock through a broker (i.e. in “street” name) at the close of the merger, your broker will handle the exchange of your shares (generally within five days of the close of the merger).

If you are listed on the books of SouthTrust’s transfer agent as a registered shareholder at the close of the merger, you should receive a Letter of Transmittal from the Exchange Agent within 30 days of the close of the merger. The proposed merger is expected to close in the fourth quarter of 2004 (subject to normal regulatory approvals and approval by both companies’

shareholders). The Letter of Transmittal will provide instructions on how to exchange your certificates. You will be required to send your certificates to the Exchange Agent.

When you deliver your SouthTrust stock certificates to the Exchange Agent along with a properly executed Letter of Transmittal and any other required documents, your SouthTrust stock certificates will be canceled, and your new shares of Wachovia common stock will automatically be issued in Direct Registration System (“DRS”) book-entry form. You will receive a statement reporting the number of shares you received in the exchange, and any fractional cash payment you may be due, no sooner than 15 business days after receipt of your certificates, completed Letter of Transmittal and any other necessary documentation.

SouthTrust common stock certificates should not be forwarded to the Exchange Agent unless and until you receive the Letter of Transmittal following completion of the proposed merger.

Will I receive a physical certificate from the exchange of my SouthTrust common stock certificates upon completion of the merger?

No, you will not automatically receive a physical certificate for your Wachovia common stock. We are using the Direct Registration System (“DRS”) and will electronically credit your Wachovia common shares to an account that will be created for you at our Exchange Agent, Wachovia Bank, N.A. You will receive an account statement confirming the credit of shares after you deliver your SouthTrust stock certificates to the Exchange Agent along with a properly executed Letter of Transmittal and any other required documents. DRS book-entry offers a number of benefits for shareholders, including safekeeping and the ability to easily transfer your shares to a broker to execute a sale.

While we expect the great majority of shareholders will prefer the advantages of holding their shares in DRS book-entry form, you may request a physical certificate for your shares of Wachovia common stock by indicating your preference in the space provided on the Letter of Transmittal.

How long will it take the Exchange Agent to exchange my SouthTrust shares?

Following completion of the proposed merger, you should expect to receive your statement reflecting DRS book-entry ownership of your Wachovia common stock no sooner than 15 business days after the Exchange Agent receives ALL of your SouthTrust certificates along with a properly executed Letter of Transmittal and any other required documents.

It is very important that you send in all of your certificates with your Letter of Transmittal. If you have lost any certificates, you should send in the completed Letter of Transmittal and any certificates that you do have, but you will not be eligible to receive Wachovia dividend payments payable to holders of record of Wachovia common stock after the merger completion date until any lost certificates have been replaced.

Are there any fees are associated with exchanging my shares?

There are no fees associated with the exchange of your SouthTrust shares. You may incur expenses if you need to replace missing certificates or choose to purchase insurance from the U.S. Post Office for your package. We recommend that when sending your certificates to the Exchange Agent, you purchase insurance from the U.S. Post Office. You should insure your package for the cost of a bond to have your certificates replaced, which is currently two percent of the fair market value of the resulting Wachovia shares to be issued with a minimum fee of $25. If your certificates are not insured and are lost in route to the Exchange Agent, you will have to pay the cost of a bond to have the certificates replaced.

What if I have not received my Letter of Transmittal?

If you have not received your Letter of Transmittal within a month after the close of the merger, please call the Exchange Agent at 888-257-9919. The proposed transaction is expected to close in the fourth quarter of 2004 and is subject to normal regulatory approvals and approval by both companies’ shareholders.

Can I exchange my shares at a branch or financial center?

Unfortunately, we cannot offer our shareholders this service for legal reasons. Please follow the instructions on the Letter of Transmittal that you will receive following the completion of the merger and return your properly completed Letter of Transmittal and certificates to the Exchange Agent. If you have not received your Letter of Transmittal within a month after the close of the merger, please call the Exchange Agent at 888-257-9919.

How do I determine whether or not I am in possession of all of my SouthTrust stock certificates?

The Letter of Transmittal will indicate how many shares are registered in your name. If you have questions regarding this number, please call the Exchange Agent at 888-257-9919.

What if I have lost some or all of my certificates?

If you cannot locate all or some of your certificates, you will be asked to indicate this on the Letter of Transmittal, which you should return to the Exchange Agent along with any certificates which you are able to locate. The Exchange Agent will forward information to you regarding the replacement of lost certificates. You will need to complete an affidavit of loss (sent to you by the Exchange Agent) and you will need to pay the cost of a bond to have your certificates replaced. The cost of the bond is two percent of the current market value of the resulting Wachovia shares represented by the certificates (with a $25 minimum fee).

It is important to note that a shareholder of SouthTrust will not receive their Wachovia shares or future Wachovia dividends payable to the holders of record of Wachovia common stock after the merger completion date until ALL of the shares of SouthTrust common stock owned by that shareholder are delivered to the Exchange Agent together with the completed Letter of Transmittal and any other required documents. For example, if you own 100 shares of SouthTrust common stock and can find certificates for only 60 shares, you will not receive any Wachovia shares or dividends until you have returned to the Exchange Agent your certificates for the 60 shares along with a properly completed affidavit of loss and payment of the bond to replace the missing 40 shares.

Is there a cost for lost certificates?

If you have lost certificates, you will need to pay the cost of a bond to have your certificates replaced. The cost of the bond is two percent of the current market value of the resulting Wachovia shares represented by the certificates (with a $25 minimum fee). For example, if you have lost a certificate for 40 SouthTrust shares, this certificate is the equivalent of 35.6

Wachovia shares (based on the 0.89 exchange ratio). If the current price of Wachovia shares was $40, then the value of the resulting Wachovia shares represented by the lost certificate would be $1424 (35.6 x $40) and you would need to purchase a bond in the amount of $28.48 (2% of $1424).

Please call the Exchange Agent at 888-257-9919 for assistance with replacing lost certificates.

What happens if my certificates are lost in the mail?

We cannot be responsible for certificates that are lost in the mail in route to the Exchange Agent. We recommend that you use registered or certified mail, return receipt requested and insured, to return your Letter of Transmittal and certificates. You should insure your certificates for the cost of a bond to have them replaced. The cost of the bond is two percent of the current market value of the resulting Wachovia shares represented by the certificates (with a $25 minimum fee).

Are there any tax consequences associated with exchanging my shares?

Generally, the merger will be tax-free to you, other than with respect to cash you receive for any fractional shares. However, because your tax consequences will depend on your individual situation, we urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

How do I exchange the shares in my 401(k)?

The 401(k) plan administrator will handle the exchange of shares.

What will happen to my dividend?

Based on the 0.89 exchange ratio, as well as the current Wachovia quarterly dividend of $0.46 per common share and the current SouthTrust quarterly dividend of $0.24 per common share, following the completion of the proposed merger, holders of SouthTrust common stock will receive an anticipated dividend rate increase of approximately 71% (from $0.24 to $0.409 quarterly dividend per share of SouthTrust common stock equivalent).

Wachovia has historically paid its shareholders a dividend four times a year. These dividends are subject to approval by Wachovia’s board of directors and depend on, among other things, Wachovia’s financial condition and applicable legal and regulatory considerations. Subject to the foregoing, Wachovia’s payment dates have historically been on or about the 15th of March, June, September and December.

Following the completion of the merger, in order to receive any future Wachovia quarterly dividend payments, you will need to exchange all of your SouthTrust shares for Wachovia shares. You will not receive any future Wachovia dividends payable to the holders of record of Wachovia common stock after the merger completion date until you return to the Exchange Agent all of your SouthTrust shares, together with the properly completed Letter of Transmittal and all other required documents. Dividends on unexchanged shares will be accrued without interest beginning with the first quarter following the close of the proposed merger.

What will happen to SouthTrust’s Dividend Reinvestment Plan (DRIP)?

Current participants in SouthTrust’s DRIP will be automatically enrolled in Wachovia’s Dividend Reinvestment and Stock Purchase Plan once the proposed merger is completed. Further information regarding Wachovia’s Dividend Reinvestment and Stock Purchase Plan can be found in the Plan’s Prospectus.

Who do I call if I have questions?

The Exchange Agent is available to answer questions regarding the following issues:

•	Account information
•	Address changes
•	Direct deposit of dividends
•	Direct registration (electronic registration of shares to eliminate the responsibility of keeping track of stock certificates)
•	Dividend information, including the Dividend Reinvestment and Stock Purchase Plan
•	Registration changes (name change, transfer ownership, etc)
•	Replacement of lost, stolen or destroyed certificates
•	Shares you may still hold for other companies acquired by SouthTrust

Customer service representatives are available from 9 a.m. to 5 p.m. ET, Monday through Friday at 888-257-9919.

Further information regarding the proposed merger is available in the joint proxy statement/prospectus, and the information contained in this Q&A is subject to, and qualified in its entirety by reference to, the joint proxy statement/prospectus. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger.

Q&A for Wachovia Shareholders

What happens to my Wachovia shares?

If you are a Wachovia shareholder, your shares of Wachovia common stock will remain outstanding and unchanged by the merger. You do not need to surrender your shares or your stock certificates.

What will happen to my dividend?

Wachovia’s common stock dividend policy will continue after the merger, but this policy is subject to, among other things, approval of Wachovia’s board of directors and may change at any time.

Who do I call if I have questions?

The Exchange Agent is available to answer questions regarding the following issues:

•	Account information
•	Address changes
•	Direct deposit of dividends
•	Direct registration (electronic registration of shares to eliminate the responsibility of keeping track of stock certificates)
•	Dividend information, including the Dividend Reinvestment and Stock Purchase Plan

•	Registration changes (name change, transfer ownership, etc)
•	Replacement of lost, stolen or destroyed certificates

Customer service representatives are available from 9 a.m. to 5 p.m. ET, Monday through Friday at 888-257-9919.

Further information regarding the proposed merger is available in the joint proxy statement/prospectus, and the information contained in this Q&A is subject to, and qualified in its entirety by reference to, the joint proxy statement/prospectus. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger.

Additional Information Regarding Proposed Merger with SouthTrust

The proposed merger between Wachovia and SouthTrust will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com or at southtrust.com.